Filed Pursuant to Rule 424(b)(3)
Registration Number 333-152904
PROSPECTUS
11,466,667 SHARES
NxSTAGE MEDICAL, INC.
COMMON STOCK, PAR VALUE $0.001 PER SHARE

NxStage Medical, Inc. (“NxStage” or “we”) has prepared this prospectus to register for resale by certain of our stockholders up to 11,466,667 shares of our common stock. This prospectus relates solely to the resale of (i) up to an aggregate of 9,555,556 shares of our common stock that we sold to certain selling stockholders pursuant to the private placement described on page 1 of this prospectus and (ii) up to an aggregate of 1,911,111 shares of our common stock that are issuable upon exercise of warrants to purchase common stock issued to certain selling stockholders pursuant to the private placement described on page 1 of this prospectus.
The selling stockholders identified in this prospectus, or their permitted pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. We are not selling any shares of common stock and will not receive any proceeds from the sale of the shares under this prospectus. Upon the exercise of the warrants for 1,911,111 shares of common stock by payment of cash, however, we will receive the exercise price of the warrants, which is initially $5.50 per share (subject to potential adjustments to $3.00 or $6.50 per share based upon performance targets). The warrants covered by the registration statement of which this prospectus is a part have a net exercise provision that allows the holders to receive a reduced number of shares of our common stock, which have an aggregate fair value equal to the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash.
We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of these shares of our common stock.
Our common stock is listed on the NASDAQ Global Market under the symbol “NXTM.” On August 25, 2008, the reported last sale price of our common stock on the NASDAQ Global Market was $3.38 per share. You are urged to obtain current market quotations for the common stock.
     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 27, 2008.

     Our principal executive offices are located at 439 S. Union Street, 5th Floor, Lawrence, Massachusetts 01843 and our telephone number at that address is (978) 687-4700.
     Our website is located at www.nxstage.com. We have not incorporated by reference into this prospectus the information on our website and you should not consider it to be a part of this document. Our website address is included as an inactive textual reference only.
     Unless the context otherwise requires, references in this prospectus to “NxStage,” “we,” “us,” and “our” refer to NxStage Medical, Inc. and its subsidiaries.
     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

PROSPECTUS SUMMARY
     This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors.”
Our Business
     We are a medical device company that develops, manufactures and markets innovative systems for the treatment of end-stage renal disease, or ESRD, and acute kidney failure. Our primary product, the NxStage System One™, is a small, portable, easy-to-use hemodialysis system designed to provide physicians and patients improved flexibility in how hemodialysis therapy is prescribed and delivered. Given its design, the System One is particularly well-suited for home hemodialysis and more frequent, or “daily,” dialysis, which clinical literature suggests provides patients better clinical outcomes and improved quality of life. The System One is specifically cleared by the United States Food and Drug Administration, or FDA, for home hemodialysis as well as hospital and clinic-based dialysis. We believe the largest market opportunity for our product is the home hemodialysis market for the treatment of ESRD.
2008 Private Placement
     On May 22, 2008, we entered into Securities Purchase Agreements with certain investors, including investors affiliated with one of the directors of NxStage or hold more than 5% of our outstanding shares of common stock. These Securities Purchase Agreements provided for the issuance and sale by us to these investors of shares of our common stock and warrants exercisable for shares of our common stock. Pursuant to the Securities Purchase Agreements, we agreed to sell to the investors, and they agreed to purchase from us, in two closings, an aggregate of 9,555,556 shares of common stock at $4.50 per share and warrants exercisable for 1,911,111 shares of common stock at an initial exercise price of $5.50 per share (subject to potential adjustment either to $3.00 per share or $6.50 per share depending upon whether NxStage achieves certain targets relating to the number of ESRD patients prescribed to receive therapy with the NxStage System One as of December 31, 2008), which are exercisable from the date of grant through the earlier of (i) five years from the grant date or (ii) the consummation of a change of control event, subject to the fulfillment of certain terms and conditions. In the first closing of the private placement, which occurred on May 28, 2008, an aggregate of 5,555,556 shares of our common stock and warrants to purchase 1,111,111 shares of our common stock were issued and sold by us and purchased by investors not affiliated with NxStage or with any of NxStage’s officers, directors or stockholders or any party acting for or on behalf of the foregoing. In the second closing of the private placement, which took place on August 1, 2008, following the special meeting of NxStage’s stockholders during which the stockholders approved the second closing, an aggregate of 4,000,000 shares of our common stock and warrants to purchase 800,000 shares of our common stock were issued and sold by us and purchased by (a) unaffiliated investors and (b) investors who are affiliates of NxStage, including one investor affiliated with a member of our Board of Directors. Other than the different closing dates and the stockholder approval requirement for the second closing, all other terms of the private placement are identical in the two closings.
     Forms of the Securities Purchase Agreements and the warrants issued pursuant thereto have been filed by NxStage as exhibits to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2008, and the above description is qualified in its entirety by reference to these documents.

     We issued these shares of common stock and the warrants in reliance on an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, or Rule 506 of Regulation D promulgated thereunder. We are now registering for resale under this prospectus the shares of common stock issued to the investors in the private placement and the shares of common stock underlying the warrants issued in the private placement.

THE OFFERING

Common stock offered by selling stockholders (1)	11,466,667 shares

Use of proceeds	We will not receive any proceeds from the sale of the shares in the offering.

Upon the exercise of the warrants for 1,911,111 shares of common stock by payment of cash, however, we will receive the exercise price of the warrants, which is initially $5.50 per share (subject to potential adjustments to $3.00 or $6.50 per share based upon performance targets). The warrants have a net exercise provision that allows the holders to receive a reduced number of shares of common stock, which have an aggregate fair value equal to the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash. We have agreed to bear all of the expenses incurred in connection with the registration of these shares.

Risk Factors	See “Risk Factors” beginning on page 3 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the shares.

NASDAQ Global Market symbol	NXTM

(1)	Consists of 9,555,556 shares of common stock held by the selling stockholders and 1,911,111 shares of common stock issuable under warrants held by the selling stockholders.

RISK FACTORS
     Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.
Risks Related to our Business
We expect to derive a significant percentage of our future revenues from the rental or sale of our System One and a limited number of other products.
     Since our inception, we have devoted substantially all of our efforts to the development of the System One and the related products used with the System One. We commenced marketing the System One and the related disposable products to the critical care market in February 2003. We commenced marketing the System One for chronic hemodialysis treatment in September 2004. Prior to the acquisition of Medisystems Corporation and various related entities, collectively the MDS Entities, nearly 100% of our revenues were derived from the rental or sale of our System One and the sale of related disposables. Although the Medisystems acquisition broadens our product offerings, we expect that nearly all of our revenues will be derived from the sale of a limited number of key products primarily applicable to the dialysis business. We expect that in 2008 and in the foreseeable future, we will continue to derive a significant percentage of our revenues from the System One, and that we will derive the remainder of our revenues from the sale of a few key Medisystems’ disposable products, including blood tubing sets and needles. To the extent that any of our primary products is not commercially successful or is withdrawn from the market for any reason, our revenues will be adversely impacted, and we do not have other significant products in development that could replace these revenues.
We cannot accurately predict the size of the home hemodialysis market, and it may be smaller, and may develop more slowly than we expect.
     We believe our largest future product market opportunity is the home hemodialysis market. However this market is presently very small and adoption of the home hemodialysis treatment options has been limited. The most widely adopted form of dialysis therapy used in a setting other than a dialysis clinic is peritoneal dialysis. Based on the most recently available data from the United States Renal Data System, or USRDS, the number of patients receiving peritoneal dialysis was approximately 26,000 in 2005, representing approximately 8% of all patients receiving dialysis treatment for ESRD in the United States. Very few ESRD patients receive hemodialysis treatment outside of the clinic setting. Because the adoption of home hemodialysis has been limited to date, the number of patients who desire to, and are capable of, administering their own hemodialysis treatment with a system such as the System One is unknown and there is limited data upon which to make estimates. Further, the number of nephrologists and dialysis clinics able or willing to prescribe home hemodialysis or establish and support home hemodialysis programs is also unknown. Many dialysis clinics do not presently have the infrastructure in place to support home hemodialysis and most don’t have the infrastructure in place to support a significant home hemodialysis patient population. Our long-term growth will depend on the number of patients who adopt home-based hemodialysis and how quickly they adopt it, which in turn is driven by the number of physicians willing to prescribe home hemodialysis and the number of dialysis clinics able or willing to establish and support home hemodialysis therapies. We do not know whether the number of home-based dialysis patients will be greater or fewer than the number of patients performing peritoneal dialysis.
     Because nearly all our home hemodialysis patients are also receiving more frequent dialysis, meaning dialysis delivered five or more times a week, the market adoption of our System One for home hemodialysis is also dependent upon the penetration and market acceptance of more frequent hemodialysis. Given the increased costs associated with providing more frequent dialysis, market acceptance will be impacted, especially for Medicare patients, at least in part by whether dialysis clinics are able to obtain reimbursement for additional dialysis treatments provided in excess of three times a week. Presently, we understand that a number of our customers are unable to obtain such additional reimbursement, and that there are increased administrative burdens associated with articulating the medical justification for treatments beyond three times per week. Both of these facts will likely negatively impact the rate and extent of any further market expansion of our System One for home hemodialysis. Expanding Medicare reimbursement over time to predictably cover more frequent therapy, with less administrative burden for our customers, may be critical to our ability to significantly expand the market penetration of the

System One in the home market and to grow our revenue in the future.
     New regulations particularly impacting home hemodialysis technologies can also negatively impact the rate and extent of any further market expansion of our System One for home hemodialysis. In 2008, the Centers for Medicare and Medicaid Services released new Conditions for Coverage applicable to our customers. Among other things, the new Conditions for Coverage impose additional water testing requirements on our patients using our PureFlow SL product. These additional water testing requirements increase the burden of our therapy for our patients and may impair market adoption, especially for our PureFlow SL product. To the extent additional regulations are introduced unique to the home environment, market adoption could be even further impaired.
     Finally we are still early in the market launch of the System One for home hemodialysis. We received our home use clearance for the System One from the FDA in June 2005 and we will need to continue to devote significant resources to developing the market. We cannot be certain that this market will develop, how quickly it will develop or how large it will be.
We will require significant capital to build our business, and financing may not be available to us on reasonable terms, if at all.
     We have experienced negative operating margins and cash flows from operations and we expect to continue to incur net losses in the foreseeable future. In addition, our System One home market relies heavily upon a rental sales model whereby a significant percentage of our home customers rent rather than purchase System One equipment. This sales model requires significant amounts of working capital to manufacture System One equipment for rental to dialysis clinics. Our agreement with DaVita signed in early 2007 departs from the rental model, which helps us to conserve cash flow. However, it is not clear whether we will be able to replicate this sales model with a significant number of other customers in the future. In addition to these cash requirements, we will need to begin paying down the principal in February 2009 on the debt we borrowed under our GE credit facility.
     We believe that we have the required resources to fund current operating requirements at least through 2009. In addition, we believe, based on current projections, that we have the required resources to fund operating requirements beyond 2009 provided that we restructure our repayment schedule on our current GE credit facility. Future capital requirements will depend on many factors, including the rate of revenue growth, continued progress on improving gross margins, the expansion of selling and marketing activities and research and development activities, the timing and extent of expansion into new geographies or territories, the timing of new product introductions and enhancement to existing products, the continuing market acceptance of products, and potential investments in, or acquisitions of complementary businesses, services or technologies. There is no assurance that additional capital will be available to us on favorable terms, if at all.
We have limited operating experience, a history of net losses and an accumulated deficit of $208.5 million at June 30, 2008. We cannot guarantee if, when and the extent that we will become profitable, or that we will be able to maintain profitability once it is achieved.
     Since inception, we have incurred losses every quarter and at June 30, 2008, we had an accumulated deficit of approximately $208.5 million. We expect to incur increasing operating expenses as we continue to grow our business. Additionally, although we have achieved positive gross margins for our products, in aggregate, as of June 30, 2008, we cannot provide assurance that our gross margins will remain positive, continue to improve or, if they do improve, the rate at which they will improve. We cannot provide assurance that we will achieve profitability, when we will become profitable, the sustainability of profitability should it occur, or the extent to which we will be profitable. Our ability to become profitable is dependent principally upon implementing design and process improvements to lower our costs of manufacturing our products, accessing lower labor cost markets for the manufacture of our products, increasing our reliability, improving our field equipment utilization, achieving efficiencies in manufacturing and supply chain overhead costs, achieving efficient distribution of our products, achieving a sufficient scale of operations, and obtaining better purchasing terms and prices.
     Our PureFlow SL hardware, introduced into the market in July 2006, is intended to improve our profitability. PureFlow SL is an accessory module to the System One that allows for the preparation of high purity dialysate in the patient’s home using ordinary tap water and dialysate concentrate, allowing patients with ESRD to more conveniently and effectively manage their home hemodialysis therapy by eliminating the need for bagged fluids. The gross margin of this product is expected to be more favorable to NxStage than the gross margin on our bagged fluids and is an important part of our strategy to achieve profitability. Since its launch, PureFlow SL penetration has reached approximately 70% of all of our home patients.

The product is still early in its commercial launch and we continue to work to improve product reliability, and to introduce PureFlow SL product design enhancements that will improve utilization of disposables and user experience. Any failure to further improve reliability and user experience, and to reduce the utilization of disposables, each of which is critical to achieving improved margins for PureFlow SL, would impair our ability to achieve profitability. Failure to further improve reliability will also negatively impact our distribution costs, which would adversely affect our ability to achieve profitability.
     We have completed the transition of manufacturing of our Cycler and PureFlow equipment to Mexico and continue to transfer servicing to Mexico in order to take advantage of lower labor costs. Any failure or unforeseen difficulties in transitioning additional servicing to Mexico or to maintain or improve product reliability in the process, would adversely affect our ability to achieve profitability.
We entered into a secured credit facility in November 2007, and as of June 30, 2008, we had borrowed $30 million there under. We may not be able to borrow the full amount available under that credit facility, and we will need to begin repaying principal on the amounts we have already borrowed under that credit facility in February 2009. Further, if we fail to comply with all terms and covenants under our credit agreement, we may go into default under the credit facility which could trigger, among other things, the acceleration of all of our indebtedness there under or the sale of our assets.
     On November 21, 2007 we obtained a $50.0 million credit and security agreement from a group of lenders led by Merrill Lynch Capital, which was acquired by GE, for a term of 42 months. The credit facility is secured by nearly all of our assets, other than intellectual property and consists of a $30.0 million term loan and a $20.0 million revolving credit facility. We borrowed $25.0 million under the term loan in November 2007, and borrowed the remaining $5.0 million in March 2008. We used $4.9 million of the proceeds from the term loan to repay all amounts owed under a term loan dated May 15, 2006 with Silicon Valley Bank. Borrowings under the term loan bear interest equal to LIBOR plus 6% per annum, fixed on November 21 for our first borrowings (at a rate of 10.77% per annum) and fixed on March 25 for our second borrowings (at a rate of 8.61% per annum). Interest on the term loan must be paid on a monthly basis. Beginning on February 1, 2009, we must repay principal under the term loan in 29 equal monthly installments. We will also be required to pay a maturity premium of $0.9 million at the time of loan payoff. Our borrowing capacity under the revolving credit facility is subject to the satisfaction of certain conditions and calculation of the borrowing amount. There is no guarantee that we will be able to borrow the full amount, or any funds under the revolving credit facility. Any borrowings under the revolving credit facility will bear interest at LIBOR plus 4.25% per annum. There is an unused line fee of 0.75% per annum and descending deferred revolving credit facility commitment fees, which are charged in the event the revolving credit facility is terminated prior to May 21, 2011 of 4% in year one, 2% in year two, and 1% thereafter.
     The credit facility includes covenants that (a) require us to achieve certain minimum net revenue and certain minimum EBITDA targets relating to the acquired MDS Entities, (b) place limitations on our and our subsidiaries’ ability to incur debt, (c) place limitations on our and our subsidiaries’ ability to grant or incur liens, carry out mergers, and make investments and acquisitions, and (d) place limitations on our and our subsidiaries’ ability to pay dividends, make other restricted payments, enter into transactions with affiliates, and amend certain contracts. The credit agreement contains customary events of default, including nonpayment, misrepresentation, breach of covenants, material adverse effects, and bankruptcy. In the event we fail to satisfy our covenants, or otherwise go into default, GE has a number of remedies, including sale of our assets, control of our cash and cash equivalents, and acceleration of all outstanding indebtedness. Any of these remedies would likely have a material adverse effect on our business.
We are required to register for resale shares of our common stock. If we fail to register the shares or the stockholders are unable to sell their shares under the registration statement after it becomes effective, we may be obligated to pay damages to the stockholders which could harm our financial condition.
     We recently sold an aggregate of 9,555,556 shares of our common stock and warrants to purchase an additional 1,911,111 shares of our common stock in a private placement. We are required to register the common stock and the common stock issuable upon exercise of the warrants with the Securities and Exchange Commission no later than 120 days after the second closing which occurred on August 1, 2008. If the shares are not registered within 120 days of the second closing or if the holders of the shares sold in the first or second tranche or the accompanying warrant shares are unable to sell such shares or warrant shares under the registration statement for more than 30 days in any 365 day period after the effectiveness of a registration statement, we may be obligated to pay damages equal to up to 1% of the share purchase price per month that the registration statement is not effective or the investors are unable to sell their shares.
We compete against other dialysis equipment manufacturers with much greater financial resources and established products and customer relationships, which may make it difficult for us to penetrate the market and achieve significant sales of our products.
     Our product lines compete directly against products produced by Fresenius Medical Care AG, Baxter Healthcare, Gambro AB, B. Braun and others, each of which markets one or more FDA-cleared medical devices for the treatment of acute or chronic kidney failure. Each of these competitors offers products that have been in use for a longer time than our System One, and in some instances many of our Medisystems products, and are more widely recognized by physicians, patients and providers. These competitors have significantly more financial and human resources, more established sales, service and customer support infrastructures and spend more on product development and marketing than we do. Many of our competitors also have established relationships with the providers of dialysis therapy and, Fresenius owns and operates a chain of dialysis clinics.

The product lines of most of these companies are broader than ours, enabling them to offer a broader bundle of products and have established sales forces and distribution channels that may afford them a significant competitive advantage. Finally, one of our competitors, Gambro AB, has been, until recently, subject to an import hold imposed by the FDA on its acute and chronic dialysis machines. Since the import hold has lifted, competition from Gambro has increased, which could impair our performance in the future in the critical care market.
     The market for our products is competitive, subject to change and affected by new product introductions and other market activities of industry participants, including increased consolidation of ownership of clinics by large dialysis chains. If we are successful, our competitors are likely to develop products that offer features and functionality similar to our products, including our System One. Improvements in existing competitive products or the introduction of new competitive products may make it more difficult for us to compete for sales, particularly if those competitive products demonstrate better reliability, convenience or effectiveness or are offered at lower prices. Fresenius and Baxter have each made public statements that they are either contemplating or actively developing new and/or improved systems for home hemodialysis. Fresenius made these statements in connection with their recent acquisition of Renal Solutions, Inc., and Baxter made them in connection with the announcement of a research and development collaboration with DEKA Research & Development Corporation and HHD, LLC. We are unable to predict if or when products from these or other companies may attain regulatory clearance and appear in the market, or how successful they may be should they be introduced, but if additional viable products are introduced to the market, it would adversely affect our sales and growth. Our ability to successfully market our products could also be adversely affected by pharmacological and technological advances in preventing the progression of ESRD and/or in the treatment of acute kidney failure or fluid overload. If we are unable to compete effectively against existing and future competitors and existing and future alternative treatments and pharmacological and technological advances, it will be difficult for us to penetrate the market and achieve significant sales of our products.
The success and growth of our business will depend upon our ability to achieve expanded market acceptance of our System One and Streamline products.
     Our System One products still have limited product and brand recognition and have only been used at a limited number of dialysis clinics and hospitals. In the home market, we have to convince four distinct constituencies involved in the choice of dialysis therapy, namely operators of dialysis clinics, nephrologists, dialysis nurses and patients, that our system provides an effective alternative to other existing dialysis equipment. Each of these constituencies use different considerations in reaching their decision. Lack of acceptance by any of these constituencies will make it difficult for us to grow our business. We may have difficulty gaining widespread or rapid acceptance of the System One for a number of reasons including:
•	the failure by us to demonstrate to patients, operators of dialysis clinics, nephrologists, dialysis nurses and others that our product is equivalent or superior to existing therapy options, or that the cost or risk associated with use of our product is not greater than available alternatives;

•	competition from products sold by companies with longer operating histories and greater financial resources, more recognizable brand names and better established distribution networks and relationships with dialysis clinics;

•	the failure by us to continue to improve product reliability and the ease of use of our products;

•	limitations on the existing infrastructure in place to support home hemodialysis, including without limitation, home hemodialysis training nurses, and the willingness, cost associated with, and ability of dialysis clinics to build that infrastructure;

•	the ownership and operation of some dialysis providers by companies that also manufacture and sell competitive dialysis products;

•	the introduction of competing products or treatments that may be more effective, easier to use or less expensive than ours;

•	regulations that impose additional burden on patients and their caregivers, such as the newly adopted Medicare conditions for coverage which impose additional water testing requirements in connection with the use of our PureFlow SL;

•	the number of patients willing and able to perform therapy independently, outside of a traditional dialysis clinic, may be smaller than we estimate; and

•	the continued availability of satisfactory reimbursement from healthcare payors, including Medicare.
     In addition, the future growth of our business depends, to a lesser degree, upon the successful launch and market acceptance of our latest generation blood tubing set product, Streamline. Streamline is designed to be a high-quality, high-performance blood tubing set that promises to yield valuable savings and improved patient outcomes for those clinics that adopt it for use. Market penetration of this product is quite limited to date, and it is not possible to predict whether and to what extent current and future customers will elect to use this product instead of more established or competitive blood tubing sets. If we are unable to convert customers to the Streamline product and receive more widespread commercial acceptance of this product, our ability to achieve our growth objectives could be impaired.
Current Medicare reimbursement rates, at three times per week, limit the price at which we can market our home products, and adverse changes to reimbursement would likely negatively affect the adoption or continued sale of our home products.
     Our ability to attain profitability will be driven in part by our ability to set or maintain adequate pricing for our products. As a result of legislation passed by the U.S. Congress more than 30 years ago, Medicare provides comprehensive and well-established reimbursement in the United States for ESRD. With over 80% of U.S. ESRD patients covered by Medicare, the reimbursement rate is an important factor in a potential customer’s decision to use the System One or our other products and limits the fee for which we can rent or sell our products. Additionally, current Centers for Medicare and Medicaid Services, or CMS, rules limit the number of hemodialysis treatments paid for by Medicare to three times a week, unless there is medical justification for additional treatments. Most patients using the System One in the home treat themselves, with the help of a partner, up to six times per week. To the extent that Medicare contractors elect not to pay for the additional treatments, adoption of the System One would likely be impaired. The determination of medical justification must be made at the local Medicare contractor level on a case-by-case basis, based on documentation provided by our customers. If daily therapy is prescribed, a clinic’s decision as to how much it is willing to spend on dialysis equipment and services will be at least partly dependent on whether Medicare will reimburse more than three treatments per week for the clinic’s patients. In the next two years, Medicare will be switching from intermediaries to Medicare authorized contractors. This change in the reviewing entity for Medicare claims could lead to a change in whether a customer receives Medicare reimbursement for additional treatments. If an adverse change to historical payment practices occurs, market adoption of our System One in the home market may be impaired. Presently, we understand that a number of our customers are unable to obtain additional reimbursement for more frequent therapy, and that there are increased administrative burdens associated with articulating the medical justification for treatments beyond three times a week. Both of these facts will likely negatively impact the rate and extent of any further market expansion of our System One for home hemodialysis. Expanding Medicare reimbursement over time to more predictably cover more frequent therapy, with less administrative burden for our customers, may be critical to our ability to significantly expand the market penetration of the System One in the home market and to our revenue growth in the future.
     Additionally, any adverse changes in the rate paid by Medicare for ESRD treatments in general would likely negatively affect demand for our products in the home market and the prices we charge to them.
As we continue to commercialize the System One, Streamline and our other products, we may have difficulty managing our growth and expanding our operations successfully.
     As the commercial launch of the System One and Streamline continues, we will need to expand our regulatory, manufacturing, sales and marketing and on-going development capabilities or contract with other organizations to provide these capabilities for us. As our operations expand, we expect that we will need to manage additional relationships with various partners, suppliers, manufacturers and other organizations. Our ability to manage our operations and growth requires us to continue to improve our information technology infrastructure, operational, financial and management controls and reporting systems and procedures. Such growth could place a strain on our administrative and operational infrastructure. We may not be able to make improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls.

If we are unable to improve on the product reliability of our System One product, our ability to grow our business and achieve profitability could be impaired.
     Our System One is still early in its product launch, and our PureFlow SL hardware was only introduced during the third quarter of 2006. We continue to experience product reliability issues associated with these products that are higher than we expect long-term, and have led us to incur increased service and distribution costs, as well as increase the size of our field equipment base. This, in turn, negatively impacts our gross margins and increases our working capital requirements. Additionally, product reliability issues can also lead to decreases in customer satisfaction and our ability to grow or maintain our revenues. We continue to work to improve product reliability for these products, and have achieved some improvements to date. If we are unable to continue to improve product reliability of our System One products, our ability to achieve our growth objectives as well as profitability could be significantly impaired.
We have a significant amount of System One field equipment, and our ability to effectively manage this asset could negatively impact our working capital requirements and future profitability.
     Because a significant percentage of our System One home care business continues to rely upon an equipment rental model, our ability to manage System One equipment is important to minimizing our working capital requirements. In addition, our gross margins may be negatively impacted if we have excess equipment deployed, and unused, in the field. If we are unable to successfully track, service and redeploy equipment, we could (1) incur increased costs, (2) realize increased cash requirements and/or (3) have material write-offs of equipment. This barrier would negatively impact our working capital requirements and future profitability.
Our national service provider agreement with DaVita confers certain geographic market rights to DaVita and limits our ability to sell the System One in the home market to Fresenius, both of which may present a barrier to adoption of the System One in the home.
     Fresenius and DaVita own and operate the two largest chains of dialysis clinics in the United States. Fresenius controls approximately 33% of the U.S. dialysis clinics and is the largest worldwide manufacturer of dialysis systems. DaVita controls approximately 27% of the U.S. dialysis clinics, and has entered into a preferred supplier agreement with Gambro pursuant to which Gambro will provide a significant majority of DaVita’s dialysis equipment and supplies for a period of at least 10 years. Each of Fresenius and DaVita may choose to offer their dialysis patients only the dialysis equipment manufactured by them or their affiliates, to offer the equipment they contractually agreed to offer or to otherwise limit access to the equipment manufactured by competitors.
     Our recent agreement with DaVita confers certain market rights for the System One and related supplies for home hemodialysis therapy. DaVita is granted exclusive rights in a small percentage of geographies, which geographies collectively represent less than 10% of the U.S. ESRD patient population, and limited exclusivity in the majority of all other U.S. geographies, subject to DaVita’s meeting certain requirements, including patient volume commitments and new patient training rates. Under the agreement, we can continue to sell to other clinics in the majority of geographies. If certain minimum patient numbers or training rates are not achieved, DaVita can lose all or part of its preferred geographic rights. The agreement further limits, but does not prohibit, the sale by NxStage of the System One for chronic home patient hemodialysis therapy to any provider that is under common control or management of a parent entity that collectively provides dialysis services to more than 25% of U.S. chronic dialysis patients and that also supplies dialysis products. Therefore, our ability to sell the System One for chronic home patient hemodialysis therapy to Fresenius is presently limited.
     As of June 30, 2008, over 40% of our home hemodialysis patients in the home market received treatment through clinics owned by DaVita. Although we expect that DaVita will continue to be a significant customer of ours, the agreement imposes no purchase obligations upon DaVita and we cannot be certain whether DaVita will continue to purchase and/or rent the System One from us in the future. We believe that any future decision by DaVita to stop or limit the use of the System One would adversely affect our business, at least in the near term.
We rely heavily upon DaVita as a key customer for our System One and Medisystems product lines. The partial or complete loss of DaVita as a customer would materially impair our financial results, at least in the near term.
     DaVita is our most significant customer. Sales through distributors to DaVita of products accounted for nearly half of In-Center segment revenues in the quarter ended June 30, 2008, and direct sales to DaVita accounted for approximately 20% of our System One segment revenues in the quarter ended June 30, 2008. Our contract for Medisystems blood tubing sets and needles with DaVita includes certain minimum order requirements; however, these can be reduced significantly under certain circumstances. Further, DaVita’s commitments to purchase Medisystems’ blood tubing sets expire in September 2008. We cannot guarantee we will be able to negotiate an extension of this agreement with DaVita on favorable terms, if at all, or the extent to which DaVita will purchase Medisystems’ products. DaVita’s preferred supplier agreement with Gambro may impair our ability to obtain DaVita’s blood tubing set business beyond September 2008. NxStage’s national service provider agreement with DaVita does not impose minimum purchase requirements, and expires as early as the end of 2009. The partial or complete loss of DaVita as a customer for either of these product lines would adversely affect our business, at least in the near term. Further, given the significance of DaVita as a customer, any change in DaVita’s ordering or clinical practices can have a significant impact on our revenues, especially in the near term.
If kidney transplantation becomes a viable treatment option for more patients with ESRD, or if medical or other solutions for renal replacement become viable, the market for our products may be limited.
     While kidney transplantation is the treatment of choice for most ESRD patients, it is not currently a viable treatment for most patients due to the limited number of donor kidneys, the high incidence of kidney transplant rejection and the higher surgical risk associated with older ESRD patients. According to the most recent USRDS data, in 2004, approximately 17,000 patients received kidney transplants in the United States. The development of new medications designed to reduce the incidence of kidney transplant rejection, progress in using kidneys harvested from genetically engineered animals as a source of transplants or any other advances in kidney transplantation could limit the market for our products. The development of viable medical or other solutions for renal replacement may also limit the market for our products.
If we are unable to convince additional hospitals and healthcare providers of the benefits of our products for the treatment of acute kidney failure and fluid overload, we will not be successful in increasing our market share in the critical care market.
     We sell the System One for use in the treatment of acute kidney failure and fluid overload associated with, among other conditions, congestive heart failure. Physicians currently treat most acute kidney failure patients using conventional hemodialysis systems or dialysis systems designed specifically for use in the intensive care unit, or ICU. We will need to convince hospitals and healthcare providers that using the System One is as effective as using conventional hemodialysis systems or ICU specific dialysis systems for treating acute kidney failure and that it provides advantages over conventional systems or other ICU specific systems because of its significantly smaller size, ease of operation and clinical flexibility. One of our competitors in the critical care market, Gambro AB, has been subject to an FDA import hold that was recently lifted. Since the import hold has lifted, competition from Gambro has increased, which could impair our performance in the future in the critical care market.
We could be subject to costly and damaging product liability claims and may not be able to maintain sufficient product liability insurance to cover claims against us.
     If any of our products is found to have caused or contributed to injuries or deaths, we could be held liable for substantial damages. Claims of this nature may also adversely affect our reputation, which could damage our position in the market. While we maintain insurance, including product and excess liability insurance, claims may be brought against us that could result in court judgments or settlements in amounts that are in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance.
     Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure additional insurance coverage in the future. A product liability claim, whether meritorious or not, could be time consuming, distracting and expensive to defend and could result in a diversion of management and financial resources away from our primary business, in which case our business may suffer.
We maintain insurance at levels deemed adequate by management; however, future claims could exceed our applicable insurance coverage.
     We maintain insurance for property and general liability, directors’ and officers’ liability, workers compensation, and other coverage in amounts and on terms deemed adequate by management based on our expectations for future claims. Future claims could, however, exceed our applicable insurance coverage, or our coverage could not cover the applicable claims.
We face risks associated with having international manufacturing operations, and if we are unable to manage these risks effectively, our business could suffer.
     In addition to our operations in Massachusetts, we operate manufacturing facilities in Germany, Italy and Mexico. We also purchase components and supplies from foreign vendors. We are subject to a number of risks and challenges that specifically relate to these international operations, and we may not be successful if we are unable to meet and overcome these challenges. Significant among these risks are risks relating to foreign currency, in particular the Thai Baht, Euro and Peso. The U.S. dollar has weakened materially against the Thai Baht and Euro over the last five years and may continue to do so. To the extent we fail to control our exchange rate risk, our profitability could suffer and our ability to maintain mutually beneficial and profitable relationships with foreign vendors could be impaired. In addition to these risks, through our international operations, we are exposed to costs associated with sourcing and shipping goods internationally, difficulty managing operations in multiple locations and local regulations that may restrict or impair our ability to conduct our operations.
We currently rely upon a third-party manufacturer to manufacture a significant percentage of our blood tubing set products using our supplied components and all of our needles. Kawasumi’s contractual obligation to manufacture blood tubing sets expires on January 2010 and its obligation to supply needles expires in February 2011. In the event these agreements are not renewed or extended upon favorable terms, if at all, or in the event we are unable to sufficiently expand our manufacturing capabilities, or obtain alternative third party supply prior to the expiration of these agreements, our growth and ability to meet customer demand would be impaired.
     Historically, Medisystems has relied upon a third-party manufacturer, Kawasumi, to manufacture a significant percentage of its blood tubing set products using Medisystems’ supplied components. This third party has a strong history of manufacturing high-quality product for Medisystems. In May 2008, we negotiated a new agreement with Kawasumi extending their obligation to supply blood tubing sets to us through January 31, 2010. We cannot be certain that this agreement will be renewed or extended beyond this term on favorable terms, if at all, that we would be able to manufacture independently the volume of products currently manufactured by Kawasumi, and therefore whether we would have sufficient capacity to meet all of our customer demand, that we would be able to manufacture products at the same cost at which we currently purchase products from Kawasumi or that we could find a third party to supply blood tubing sets on favorable terms, if at all, the failure of any of which could impair our business. We also depend solely on Kawasumi for all of our finished goods needles. Kawasumi’s obligation to supply needles to us expires in February 2011. In the event this agreement is not renewed or extended upon favorable terms, if at all, if we are unable to manufacture comparable needles for ourselves prior to the contract expiration, or if we are unable to obtain comparable needles from another third party on favorable terms, if at all, the revenues and profitability of our business will be impaired.
Our In-Center business relies heavily upon third-party distributors.
     We sell the majority of our In-Center products through three distributors, which collectively accounted for substantially all of our In-Center revenues for the quarter ended June 30, 2008, with our primary distributor, Schein, accounting for approximately 80% of In-Center revenues for the quarter ended June 30, 2008. Schein recently agreed to extend their distribution relationship with us through July 2009. The contracts with the other two distributors of our products are scheduled to expire in October 2008 and July 2009. Our relationship with Schein, in particular, is very significant for our business and any failure to continue this relationship would be harmful to our business, because our current sales force has limited experience selling blood tubing sets or needles.
Unless we can demonstrate sufficient product differentiation in our blood tubing set business through Streamline or products that we introduce in the future, we will continue to be susceptible to further pressures to reduce product pricing and more vulnerable to the loss of our blood tubing set business to competitors in the dialysis industry.
     Our blood tubing set business has historically been a commodities business. Prior to the Medisystems acquisition, Medisystems competed favorably and gained share through the development of a high quality, low-cost, standardized blood tubing set, which could be used on several different dialysis machines. Our products continue to compete favorably in the dialysis blood tubing set business, but are increasingly subject to pricing pressures, especially given recent market consolidation in the U.S. dialysis services industry, with Fresenius and DaVita collectively controlling approximately 60% of U.S. dialysis services business. Unless we can successfully demonstrate to customers the differentiating features of the Streamline product or products that we introduce in the future, we may be susceptible to further pressures to reduce our product pricing and more vulnerable to the loss of our blood tubing set business to competitors in the dialysis industry. In addition, DaVita’s preferred supplier agreement with Gambro may impair our ability to obtain DaVita’s blood tubing set business beyond the expiration of our blood tubing set agreement with DaVita that expires in September 2008.
The activities of our business involve the import of finished goods into the United States from foreign countries, subject to customs inspections and duties, and the export of components and certain other products from other countries into Mexico and Thailand. If we misinterpret or violate these laws, or if laws governing our exemption from certain duties changes, we could be subject to significant fines, liabilities or other adverse consequences.
     We import into the United States disposable medical supplies from Thailand and Mexico. We also import into the United States disposable medical components from China, Germany and Italy and export components and assemblies into Mexico, Thailand and Italy. The import and export of these items are subject to extensive laws and regulations with which we will need to comply. To the extent we fail to comply with these laws or regulations, or fail to interpret our obligations accurately, we may be subject to significant fines, liabilities and a disruption to our ability to deliver product, which could cause our combined businesses and operating results to suffer. To the extent there are modifications to the Generalised System of Preferences or cancellation of the Nairobi Protocol Classification such that our products would be subject to duties, our profitability would also be negatively impacted.
The inability to successfully integrate the operations and personnel of Medisystems and NxStage, or any significant delay in achieving integration, could have a material adverse effect on our business.
     Integrating the operations and personnel of Medisystems and NxStage has required, and continues to require, a significant investment of management’s time and effort as well as the investment of capital, particularly with respect to information systems. The continued successful integration of Medisystems and NxStage will require, among other things, coordination of certain manufacturing operations and sales and marketing operations and the integration of Medisystems’ operations into our existing organization. The diversion of the attention of our senior management and any difficulties encountered in the process of combining the companies could cause the disruption of, or a loss of momentum in, the activities of our business. The inability to successfully integrate the operations and personnel of Medisystems and NxStage, or any significant delay in achieving integration, could have a material adverse effect on our business and, as a result, on the market price of our common stock.
The success of our business depends on the services of each of our senior executives as well as certain key engineering, scientific, manufacturing, clinical and marketing personnel, the loss of whom could negatively affect the combined businesses.
     Our success has always depended upon the skills, experience and efforts of our senior executives and other key personnel, including our research and development and manufacturing executives and managers. Much of our expertise is concentrated in relatively few employees, the loss of whom for any reason could negatively affect our business. Competition for our highly skilled employees is intense and we cannot prevent the future resignation of any employee. We maintain key person insurance for only one of our executives, Jeffrey Burbank, our Chief Executive Officer.
Risks Related to the Regulatory Environment
We are subject to significant regulation, primarily by the FDA. We cannot market or commercially distribute our products without obtaining and maintaining necessary regulatory clearances or approvals.
     Our products are medical devices subject to extensive regulation in the United States, and in foreign markets we may wish to enter. To market a medical device in the United States, approval or clearance by the FDA is required, either through the pre-market approval process or the 510(k) clearance process. We have obtained the FDA clearances necessary to sell our current products under the 510(k) clearance process. Medical devices may only be promoted and sold for the indications for which they are approved or cleared. In addition, even if the FDA has approved or cleared a product, it can take action affecting such product approvals or clearances if serious safety or other problems develop in the marketplace. We may be required to obtain 510(k) clearances or pre-market approvals for additional products, product modifications, or for new indications for our products. Presently, we are pursuing a nocturnal indication for the System One under an IDE study started in the first quarter of 2008. We cannot provide assurance that this or other clearances or approvals will be forthcoming, or, if forthcoming, what the timing and expense of obtaining such clearances or approvals might be. Delays in obtaining clearances or approvals could adversely affect our ability to introduce new products or modifications to our existing products in a timely manner, which would delay or prevent commercial sales of our products.
Modifications to our marketed devices may require new regulatory clearances or pre-market approvals, or may require us to cease marketing or recall the modified devices until clearances or approvals are obtained.
     Any modifications to a 510(k) cleared device that could significantly affect its safety or effectiveness, or would constitute a major change in its intended use, requires the submission of another 510(k) pre-market notification to address the change. Although in the first instance we may determine that a change does not rise to a level of significance that would require us to make a pre-market notification submission, the FDA may disagree with us and can require us to submit a 510(k) for a significant change in the labeling, technology, performance specifications or materials or major change or modification in intended use, despite a documented rationale for not submitting a pre-market notification. We have modified various aspects of our products and have filed and received clearance from the FDA with respect to some of the changes in the design of our products. If the FDA requires us to submit a 510(k) for any modification to a previously cleared device, or in the future a device that has received 510(k) clearance, we may be required to cease marketing the device, recall it, and not resume marketing until we obtain clearance from the FDA for the modified version of the device. Also, we may be subject to regulatory fines, penalties and/or other sanctions authorized by the Federal Food, Drug, and Cosmetic Act. In the future, we intend to introduce new products and enhancements and improvements to existing products. We cannot provide assurance that the FDA will clear any new product or product changes for marketing or what the timing of such clearances might be. In addition, new products or significantly modified marketed products could be found to be not substantially equivalent and classified as products requiring the FDA’s approval of a pre-market approval application, or PMA, before commercial distribution would be permissible. PMAs usually require substantially more data than 510(k) submissions and their review and approval or denial typically takes significantly longer than a 510(k) decision of substantial equivalence. Also, PMA products require approval supplements for any change that affects safety and effectiveness before the modified device may be marketed. Delays in our receipt of regulatory clearance or approval will cause delays in our ability to sell our products, which will have a negative effect on our revenues growth.
Even if we obtain the necessary FDA clearances or approvals, if we or our suppliers fail to comply with ongoing regulatory requirements our products could be subject to restrictions or withdrawal from the market.
     We are subject to the FDA’s Medical Device Reporting Regulations that require us to report to the FDA if our products may have caused or contributed to patient death or serious injury, or if our device malfunctions and a recurrence of the malfunction would likely result in a death or serious injury. We must also file reports of device corrections and removals and adhere to the FDA’s rules on labeling and promotion. Our failure to comply with these or other applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following:
•	untitled letters, warning letters, fines, injunctions and civil penalties;

•	administrative detention, which is the detention by the FDA of medical devices believed to be adulterated or misbranded;

•	customer notification, or orders for repair, replacement or refund;

•	voluntary or mandatory recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal to review pre-market notification or pre-market approval submissions;

•	rescission of a substantial equivalence order or suspension or withdrawal of a pre-market approval; and

•	criminal prosecution.

Our products are subject to market withdrawals or product recalls after receiving FDA clearance or approval, and market withdrawals and product recalls could cause the price of our stock to decline and expose us to product liability or other claims or could otherwise harm our reputation and financial results.
     Medical devices can experience performance problems in the field that require review and possible corrective action by us or the product manufacturer. We cannot provide assurance that component failures, manufacturing errors, design defects and/or labeling inadequacies, which could result in an unsafe condition or injury to the operator or the patient will not occur. These could lead to a government mandated or voluntary recall by us. The FDA has the authority to require the recall of our products in the event a product presents a reasonable probability that it would cause serious adverse health consequences or death. Similar regulatory agencies in other countries have similar authority to recall devices because of material deficiencies or defects in design or manufacture that could endanger health. We believe that the FDA would request that we initiate a voluntary recall if a product was defective or presented a risk of injury or gross deception. Any recall would divert management attention and financial resources, could cause the price of our stock to decline and expose us to product liability or other claims and harm our reputation with customers.
If we or our contract manufacturers fail to comply with FDA’s Quality System regulations, our manufacturing operations could be interrupted, and our product sales and operating results could suffer.
     Our finished goods manufacturing processes, and those of some of our contract manufacturers, are required to comply with the FDA’s Quality System Regulations, or QSRs, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its QSRs through periodic unannounced inspections of manufacturing facilities. We and our contract manufacturers have been, and anticipate in the future being, subject to such inspections. Our Lawrence, Massachusetts, U.S.A., manufacturing facility has previously had three FDA QSR inspections. The first resulted in one observation, which was rectified during the inspection and required no further response from us. Our last two inspections, including our most recent inspection in March 2006, resulted in no observations. Medisystems has been inspected by the FDA on eight occasions, and all inspections resulted in no action indicated. We cannot provide assurance that we can maintain a comparable level of regulatory compliance in the future at our facilities.
     We cannot provide assurance that any future inspections would have the same result. If one of our manufacturing facilities or those of any of our contract manufacturers fails to take satisfactory corrective action in response to an adverse QSR inspection, FDA could take enforcement action, including issuing a public warning letter, shutting down our manufacturing operations, embargoing the import of components from outside of the United States, recalling our products, refusing to approve new marketing applications, instituting legal proceedings to detain or seize products or imposing civil or criminal penalties or other sanctions, any of which could cause our business and operating results to suffer.
Changes in reimbursement for acute kidney failure could negatively affect the adoption of our critical care products and the level of our future critical care product revenues.
     Unlike Medicare reimbursement for ESRD, Medicare only reimburses healthcare providers for acute kidney failure and fluid overload treatment if the patient is otherwise eligible for Medicare, based on age or disability. Medicare and many other third-party payors and private insurers reimburse these treatments provided to hospital inpatients under a traditional diagnosis-related grouping, or DRG, system. Under this system, reimbursement is determined based on a patient’s primary diagnosis and is intended to cover all costs of treating the patient. The presence of acute kidney failure or fluid overload increases the severity of the primary diagnosis and, accordingly, may increase the amount reimbursed. For care of these patients to be cost-effective, hospitals must manage the longer hospitalization stays and significantly more nursing time typically necessary for patients with acute kidney failure and fluid overload. If we are unable to convince hospitals that our System One provides a cost-effective treatment alternative under this diagnosis related group reimbursement system, they may not purchase our product. In addition, changes in Medicare reimbursement rates for hospitals could negatively affect demand for our products and the prices we charge for them.
Legislative or regulatory reform of the healthcare system may affect our ability to sell our products profitably.
     In both the United States and foreign countries, there have been legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. The federal government and some states have enacted healthcare reform legislation, and further federal and state proposals are likely. We cannot predict the exact form this legislation may take, the probability of passage, or the ultimate effect on us. Our business could be adversely affected by future healthcare reforms or changes in Medicare.
Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products outside the United States.
     Presently we do not sell or market the System One outside the United States and Canada, but we intend to look to other markets in the future. Our Medisystems products are presently sold in the United States as well as in several other countries through distributors. In order to market directly our products in the European Union or other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies from country to country and can involve additional testing. The time required to obtain approval abroad may be longer than the time required to obtain FDA clearance. The foreign regulatory approval process includes many of the risks associated with obtaining FDA clearance and we may not obtain foreign regulatory approvals on a timely basis, if at all. FDA clearance does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market outside the United States, which could negatively effect our overall market penetration.
We currently have obligations under our contracts with dialysis clinics and hospitals to protect the privacy of patient health information.
     In the course of performing our business we obtain, from time to time, confidential patient health information. For example, we learn patient names and addresses when we ship our System One supplies to home hemodialysis patients. We may learn patient names and be exposed to confidential patient health information when we provide training on our products to our customer’s staff. Our home hemodialysis patients may also call our customer service representatives directly and, during the call, disclose confidential patient health information. U.S. Federal and state laws protect the confidentiality of certain patient health information, in particular individually identifiable information, and restrict the use and disclosure of that information. At the federal level, the Department of Health and Human Services promulgated health information and privacy and security rules under the Health Insurance Portability and Accountability Act of 1996, or HIPAA. At this time, we are not a HIPAA covered entity and consequently are not directly subject to HIPAA. However, we have entered into several business associate agreements with covered entities that contain commitments to protect the privacy and security of patients’ health information and, in some instances, require that we indemnify the covered entity for any claim, liability, damage, cost or expense arising out of or in connection with a breach of the agreement by us. If we were to violate one of these agreements, we could lose customers and be exposed to liability and/or our reputation and business could be harmed. In addition, conduct by a person that is not a covered entity could potentially be prosecuted under aiding and abetting or conspiracy laws if there is an improper disclosure or misuse of patient information.
     Many state laws apply to the use and disclosure of health information, which could affect the manner in which we conduct our business. Such laws are not necessarily preempted by HIPAA, in particular those laws that afford greater protection to the individual than does HIPAA. Such state laws typically have their own penalty provisions, which could be applied in the event of an unlawful action affecting health information.
We are subject to federal and state laws prohibiting “kickbacks” and false and fraudulent claims which, if violated, could subject us to substantial penalties. Additionally, any challenges to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.
     The Medicare/ Medicaid anti-kickback laws, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws affect our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs, we may have with hospitals, physicians or other potential purchasers or users of medical devices. In particular, these laws influence, among other things, how we structure our sales and rental offerings, including discount practices, customer support, education and training programs and physician consulting and other service arrangements. Although we seek to structure such arrangements in compliance with applicable requirements, these laws are broadly written, and it is often difficult to determine precisely how these laws will be applied in specific circumstances. If one of our sales representatives were to offer an inappropriate inducement to purchase our products to a customer, we could be subject to a claim under the Medicare/ Medicaid anti-kickback laws.
     Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payments from Medicare, Medicaid or other third-party payors that are false or fraudulent, or for items or services that were not provided as claimed. Although we do not submit claims directly to payors, manufacturers can be held liable under these laws if they are deemed to “cause” the submission of false or fraudulent claims by providing inaccurate billing or coding information to customers, or through certain other activities. In providing billing and coding information to customers, we make every effort to ensure that the billing and coding information furnished is accurate and that treating physicians understand that they are responsible for all billing and prescribing decisions, including the decision as to whether to order dialysis services more frequently than three times per week. Nevertheless, we cannot provide assurance that the government will regard any billing errors that may be made as inadvertent or that the government will not examine our role in providing information to our customers concerning the benefits of daily therapy. Anti-kickback and false claims laws prescribe civil, criminal and administrative penalties for noncompliance, which can be substantial. Moreover, an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could harm our business and results of operations.
Foreign governments tend to impose strict price controls, which may adversely affect our future profitability.
     Although we have not initiated any marketing efforts in jurisdictions outside of the United States and Canada, we intend in the future to market our products in other markets. Certain products of ours are distributed outside the United States and Canada via distributors and customers. In some foreign countries, particularly in the European Union, the pricing of medical devices is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to supply data that compares the cost-effectiveness of our products to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, it may not be profitable to sell our products outside of the United States, which would negatively affect the long-term growth of our business.
Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.
     Our research and development programs as well as our manufacturing operations involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or failure to comply with environmental laws, we could be held liable for resulting damages, and any such liability could exceed our insurance coverage.
Risks Related to Operations
We obtain some of our raw materials or components from a single source or a limited group of suppliers. We also obtain sterilization services from a single supplier. The partial or complete loss of one of these suppliers could cause significant production delays, an inability to meet customer demand and a substantial loss in revenues.
     We depend on a number of single-source suppliers for some of the raw materials and components we use in its products. We also obtain sterilization services from a single supplier. Presently, B. Braun Avitum AG is our only supplier of bicarbonate-based dialysate used with the System One; Membrana GmbH is our only supplier of the fiber used in our filters; PISA is our sole supplier of lactate-based dialysate, and Kawasumi is our only supplier of needles. We also obtain certain other components from other single source suppliers or a limited group of suppliers. Our dependence on single source suppliers of components, subassemblies and finished goods exposes us to several risks, including disruptions in supply, price increases, late deliveries, and an inability to meet customer demand. This could lead to customer dissatisfaction, damage to our reputation, or customers switching to competitive products. Any interruption in supply could be particularly damaging to our customers using the System One to treat chronic ESRD and who need access to the System One and related disposables.
     Finding alternative sources for these components and subassemblies would be difficult in many cases and may entail a significant amount of time and disruption. In the case of Membrana, for fiber, we are contractually prevented from obtaining an alternative source of supply, except in certain limited instances. In the case of other suppliers, we would need to change the components or subassemblies if we sourced them from an alternative supplier. This, in turn, could require a redesign of our System One or other products and, potentially, further FDA clearance or approval of any modification, thereby causing further costs and delays.
Resin is a key input material to the manufacture of our products and System One cartridge. Rising oil prices affect both the pricing and availability of this material. Continued escalation of oil prices could affect our ability to obtain sufficient supply of resin at the prices we need to manufacture our products at current rates of profitability.
     We currently source resin from a small number of suppliers. Rising oil prices over the last several years have resulted in significant price increases for this material. We cannot guarantee that prices will not continue to increase. Our contracts with customers restrict our ability to immediately pass on these price increases, and we cannot guarantee that future pricing to customers will be sufficient to accommodate increasing input costs.
Distribution costs represent a significant percentage of our overall costs, and these costs are dependent upon fuel prices. Increases in fuel prices could lead to increases in our distribution costs, which, in turn, could impair our ability to achieve profitability.
     We currently incur significant inbound and outbound distribution costs. Our distribution costs are dependent upon fuel prices. Further increases in fuel prices could lead to increases in our distribution costs, which could impair our ability to achieve profitability.
We have labor agreements with our production employees in Italy and in Mexico. We cannot guarantee that we will not in the future face strikes, work stoppages, work slowdowns, grievances, complaints, claims of unfair labor practices, other collective bargaining disputes or in Italy, anti-union behavior, that may cause production delays and negatively impact our ability to deliver our products on a timely basis.
     MDS Italy has a national labor contract with Contratto collettivo nazionale di lavoro per gli addetti all’industria della gomma cavi elettrici ed affini e all’industria delle materie plastiche, and MDS Mexico has entered into a collective bargaining agreement with a Union named Mexico Moderno de Trabajadores de la Baja California C.R.O.C. Medisystems has not to date experienced strikes, work stoppages, work slowdowns, grievances, complaints, claims of unfair labor practices, other collective bargaining disputes, or in Italy, anti-union behavior, however we cannot guarantee that we will not be subject to such activity in the future. Any such activity would likely cause production delays, and negatively affect our ability to deliver our production commitments to customers, which could adversely affect our reputation and cause our combined businesses and operating results to suffer. Additionally, some of our key single source suppliers have labor agreements. We cannot guarantee that we will not have future disruptions, which could adversely affect our reputation and cause our business and operating results to suffer.
We do not have long-term supply contracts with many of our third-party suppliers.
     We purchase raw materials and components from third-party suppliers, including some single source suppliers, through purchase orders and do not have long-term supply contracts with many of these third-party suppliers. Many of our third-party suppliers, therefore, are not obligated to perform services or supply products for any specific period, in any specific quantity or at any specific price, except as may be provided in a particular purchase order. We do not maintain large volumes of inventory from most of our suppliers. If we inaccurately forecast demand for finished goods, our ability to meet customer demand could be delayed and our competitive position and reputation could be harmed. In addition, if we fail to effectively manage our relationships with these suppliers, we may be required to change suppliers, which would be time consuming and disruptive and could lead to disruptions in product supply, which could permanently impair our customer base and reputation.
Certain of our products are recently developed and we have recently transitioned the manufacturing of certain of these products to new locations. We, and certain of our third party manufacturers, have limited manufacturing experience with these products.
     We continue to develop new products and make improvements to existing products. We have also recently relocated the manufacture of certain of our products to Mexico. As such, we and certain of our third party manufacturers, have limited manufacturing experience with certain of our products, including key products such as the PureFlow SL, related disposables and our Streamline. We are, therefore, more exposed to risks relating to product quality and reliability until the manufacturing processes for these new products mature.
Risks Related to Intellectual Property
If we are unable to protect our intellectual property and prevent its use by third parties, we will lose a significant competitive advantage.
     We rely on patent protection, as well as a combination of copyright, trade secret and trademark laws to protect our proprietary technology and prevent others from duplicating our products. However, these means may afford only limited protection and may not:
•	prevent our competitors from duplicating our products;

•	prevent our competitors from gaining access to our proprietary information and technology; or

•	permit us to gain or maintain a competitive advantage.
     Any of our patents, including those we license, may be challenged, invalidated, circumvented or rendered unenforceable. We cannot provide assurance that we will be successful should one or more of our patents be challenged for any reason. If our patent claims are rendered invalid or unenforceable, or narrowed in scope, the patent coverage afforded our products could be impaired, which could make our products less competitive.
     As of June 30, 2008, we had 44 pending patent applications, including foreign, international and U.S. applications, and 34 U.S. and international issued patents. Under our license agreement with DSU Medical Corporation, we also license approximately 100 pending patent applications, including foreign, international and U.S. applications, and approximately 30 U.S. and international issued patents. We cannot specify which of these patents individually or as a group will permit us to gain or maintain a competitive advantage. We cannot provide assurance that any pending or future patent applications we hold will result in an issued patent or that if patents are issued to us, that such patents will provide meaningful protection against competitors or against competitive technologies. The issuance of a patent is not conclusive as to its validity or enforceability. The United States federal courts or equivalent national courts or patent offices elsewhere may invalidate our patents or find them unenforceable. Competitors may also be able to design around our patents. Our patents and patent applications cover particular aspects of our products. Other parties may develop and obtain patent protection for more effective technologies, designs or methods for treating kidney failure. If these developments were to occur, it would likely have an adverse effect on our sales.
     The laws of foreign countries may not protect our intellectual property rights effectively or to the same extent as the laws of the United States. If our intellectual property rights are not adequately protected, we may not be able to commercialize our technologies, products or services and our competitors could commercialize similar technologies, which could result in a decrease in our revenues and market share.
Our products could infringe the intellectual property rights of others, which may lead to litigation that could itself be costly, could result in the payment of substantial damages or royalties, and/or prevent us from using technology that is essential to our products.
     The medical device industry in general has been characterized by extensive litigation and administrative proceedings regarding patent infringement and intellectual property rights. Products to provide kidney replacement therapy have been available in the market for more than 30 years and our competitors hold a significant number of patents relating to kidney replacement devices, therapies, products and supplies. Although no third party has threatened or alleged that our products or methods infringe their patents or other intellectual property rights, we cannot provide assurance that our products or methods do not infringe the patents or other intellectual property rights of third parties. If our business is successful, the possibility may increase that others will assert infringement claims against us.
     Infringement and other intellectual property claims and proceedings brought against us, whether successful or not, could result in substantial costs and harm to our reputation. Such claims and proceedings can also distract and divert management and key personnel from other tasks important to the success of the business. In addition, intellectual property litigation or claims could force us to do one or more of the following:
•	cease selling or using any of our products that incorporate the asserted intellectual property, which would adversely affect our revenues;

•	pay substantial damages for past use of the asserted intellectual property;

•	obtain a license from the holder of the asserted intellectual property, which license may not be available on reasonable terms, if at all and which could reduce profitability; and

•	redesign or rename, in the case of trademark claims, our products to avoid infringing the intellectual property rights of third parties, which may not be possible and could be costly and time-consuming if it is possible to do so.
Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information.
     In order to protect our proprietary technology and processes, we also rely in part on confidentiality agreements with our corporate partners, employees, consultants, outside scientific collaborators and sponsored researchers, advisors and others. These agreements may not effectively prevent disclosure of confidential information and trade secrets and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover or reverse engineer trade secrets and proprietary information, and in such cases we could not assert any trade secret rights against such party. Costly and time consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive position.
We may be subject to damages resulting from claims that our employees or we have wrongfully used or disclosed alleged trade secrets of other companies.
     Many of our employees were previously employed at other medical device companies focused on the development of dialysis products, including our competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights. Even if we are successful in defending against these claims, litigation could result in substantial costs, damage to our reputation and be a distraction to management.
Risks Related to our Common Stock
Our stock price is likely to be volatile, and the market price of our common stock may drop.
     The market price of our common stock could be subject to significant fluctuations. Market prices for securities of early stage companies have historically been particularly volatile. As a result of this volatility, you may not be able to sell your common stock at or above the price you paid for the stock. Some of the factors that may cause the market price of our common stock to fluctuate include:
•	timing of market acceptance of our products;

•	timing of achieving profitability and positive cash flow from operations;

•	changes in estimates of our financial results or recommendations by securities analysts or the failure to meet or exceed securities analysts’ expectations;

•	actual or anticipated variations in our quarterly operating results;

•	future debt or equity financings;

•	developments or disputes with key vendors or customers;

•	disruptions in product supply for any reason, including product recalls, our failure to appropriately forecast supply or demand, difficulties in moving products across the border, or the failure of third party suppliers to produce needed products or components;

•	reports by officials or health or medical authorities, the general media or the FDA regarding the potential benefits of the System One or of similar dialysis products distributed by other companies or of daily or home dialysis;

•	announcements by the FDA of non-clearance or non-approval of our products, or delays in the FDA or other foreign regulatory agency review process;

•	product recalls;

•	regulatory developments in the United States and foreign countries;

•	changes in third-party healthcare reimbursements, particularly a decline in the level of Medicare reimbursement for dialysis treatments;

•	litigation involving our company or our general industry or both;

•	announcements of technical innovations or new products by us or our competitors;

•	developments or disputes concerning our patents or other proprietary rights;

•	our ability to manufacture and supply our products to commercial standards;

•	significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

•	departures of key personnel; and

•	investors’ general perception of our company, our products, the economy and general market conditions.
     The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock.
     In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and diversion of management attention and resources, which could significantly harm our profitability and reputation.
Anti-takeover provisions in our restated certificate of incorporation and amended and restated bylaws and under Delaware law could make an acquisition of us more difficult and may prevent attempts by our stockholders to replace or remove our current management.
     Provisions in our restated certificate of incorporation and our amended and restated bylaws may delay or prevent an acquisition of us. In addition, these provisions may frustrate or prevent attempts by our stockholders to replace or remove members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:
•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors;

•	advance notice requirements for nominations of directors or stockholder proposals; and

•	the requirement that board vacancies be filled by a majority of our directors then in office.
     In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the offer may be considered beneficial by some stockholders.
If there are substantial sales of our common stock in the market by our existing stockholders, our stock price could decline.
     If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. We have 46,443,487 shares of common stock outstanding as of August 1, 2008. Shares held by our affiliates may only be sold in compliance with the volume limitations of Rule 144. These volume limitations restrict the number of shares that may be sold by an affiliate in any three-month period to the greater of 1% of the number of shares then outstanding, which approximates 464,435 shares, or the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
     At August 1, 2008, subject to certain conditions, holders of an aggregate of approximately 24,280,888 shares of our common stock have rights with respect to the registration of these shares of common stock with the Securities and Exchange Commission, or SEC. If we register their shares of common stock following the expiration of the lock-up agreements, they can sell those shares in the public market.
     As of June 30, 2008, 7,264,654 shares of common stock are authorized for issuance under our stock incentive plan, employee stock purchase plan and outstanding stock options. As of June 30, 2008, 5,341,189 shares were subject to outstanding options, of which 2,378,688 were exercisable and which can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above and the restrictions imposed on our affiliates under Rule 144.
Our costs have increased significantly as a result of operating as a public company, and our management is required to devote substantial time to comply with public company regulations.
     As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the NASDAQ Global Market, have imposed various new requirements on public companies, including changes in corporate governance practices. Our management and other personnel now need to devote a substantial amount of time to these new requirements. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly.
     In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts. By the end of this year, our independent registered public accounting firm must report on the effectiveness of our internal controls over financial reporting for the businesses we acquired in the Medisystems acquisition. If we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by the NASDAQ Global Market, SEC or other regulatory authorities.

We do not anticipate paying cash dividends, and accordingly stockholders must rely on stock appreciation for any return on their investment in us.
     We anticipate that we will retain our earnings for future growth and therefore do not anticipate paying cash dividends in the future. As a result, only appreciation of the price of our common stock will provide a return to investors. Investors seeking cash dividends should not invest in our common stock.
Our executive officers, directors and current and principal stockholders own a large percentage of our voting common stock and could limit new stockholders’ influence on corporate decisions or could delay or prevent a change in corporate control.
     Our directors, executive officers and current holders of more than 5% of our outstanding common stock, together with their affiliates and related persons, beneficially own, in the aggregate, approximately 65% of our outstanding common stock. David S. Utterberg, one of our directors, holds approximately 18% of our outstanding common stock. As a result, these stockholders, if acting together, may have the ability to determine the outcome of matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets and other extraordinary transactions. The interests of this group of stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of other stockholders. This concentration of ownership may have the effect of:
•	delaying, deferring or preventing a change in control of our company;

•	entrenching our management and/or board;

•	impeding a merger, consolidation, takeover or other business combination involving our company; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.
We may grow through additional acquisitions, which could dilute our existing shareholders and could involve substantial integration risks.
     As part of our business strategy, we may acquire other businesses and/or technologies in the future. We may issue equity securities as consideration for future acquisitions that would dilute our existing stockholders, perhaps significantly depending on the terms of the acquisition. We may also incur additional debt in connection with future acquisitions, which, if available at all, may place additional restrictions on our ability to operate our business. Acquisitions may involve a number of risks, including:
•	difficulty in transitioning and integrating the operations and personnel of the acquired businesses, including different and complex accounting and financial reporting systems;

•	potential disruption of our ongoing business and distraction of management;

•	potential difficulty in successfully implementing, upgrading and deploying in a timely and effective manner new operational information systems and upgrades of our finance, accounting and product distribution systems;

•	difficulty in incorporating acquired technology and rights into our products and technology;

•	unanticipated expenses and delays in completing acquired development projects and technology integration;

•	management of geographically remote units both in the United States and internationally;

•	impairment of relationships with partners and customers;

•	customers delaying purchases of our products pending resolution of product integration between our existing and our newly acquired products;

•	entering markets or types of businesses in which we have limited experience;

•	potential loss of key employees of the acquired company; and

•	inaccurate assumptions of acquired company’s product quality and/or product reliability.
     As a result of these and other risks, we may not realize anticipated benefits from our acquisitions. Any failure to achieve these benefits or failure to successfully integrate acquired businesses and technologies could seriously harm our business.
Purchase accounting treatment of acquisitions could decrease our net income in the foreseeable future, which could have a material and adverse effect on the market value of our common stock.
     Under U.S. generally accepted accounting principals, we account for acquisitions using the purchase method of accounting. Under purchase accounting, we record the consideration issued in connection with the acquisition and the amount of direct transaction costs as the cost of acquiring the company or business. We allocate that cost to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as acquired technology, acquired trade names and acquired customer relationships based on their respective fair values. Intangible assets generally will be amortized over a three to fifteen year period. Goodwill and certain intangible assets with indefinite lives are not subject to amortization but are subject to at least an annual impairment analysis, which may result in an impairment charge if the carrying value exceeds their implied fair value. These potential future amortization and impairment charges may significantly reduce net income, if any, and therefore may adversely affect the market value of our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
          This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors”, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. Any such forward-looking statements represent management’s views as of the date of the document in which such forward-looking statement is contained. While we may elect to update such forward-looking statements at some point in the future, we disclaim any obligation to do so, even if subsequent events cause our views to change.

USE OF PROCEEDS
          We are filing the registration statement of which this prospectus is a part to permit holders of the shares of our common stock described in the section entitled “Selling Stockholders” to resell such shares. We will not receive any proceeds from the resale of shares by the selling stockholders.
          Of the 11,466,667 shares of common stock covered by the registration statement of which this prospectus is a part, 1,911,111 shares are, prior to their resale pursuant to this prospectus, issuable upon exercise of warrants. We may receive the exercise price upon cash exercise of such warrants, which have an initial exercise price of $5.50 per share (subject to potential adjustments to $3.00 or $6.50 per share based upon performance targets), or approximately $10,511,111 in the aggregate. The warrants have a net exercise provision that allows the holders to receive a reduced number of shares of common stock, which have an aggregate fair value equal to the total exercise price of the warrant shares being purchased upon conversion, without paying the exercise price in cash. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. To the extent we receive any cash upon any exercise of warrants, we expect to use that cash for general corporate purposes.

SELLING STOCKHOLDERS
          The following table sets forth the number of shares beneficially owned by each selling stockholder and certain other information regarding such stockholders, as of immediately after the second closing of our private placement, which took place on August 1, 2008. Other than as footnoted below and as described herein, none of the selling stockholders has had a material relationship with us within the past three years other than as a result of their ownership of our securities. The shares offered by this prospectus may be offered from time to time by each selling stockholder. The following table assumes that each selling stockholder will sell all of the shares being offered for their respective accounts by this prospectus. However, we are unable to determine the exact number of shares that actually will be sold. We do not know how long the selling stockholders will hold the shares of our common stock before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares of our common stock. The information in the table below is current only as of the date of this prospectus. If any of the selling stockholders identified below transfers some or all of such stockholder’s securities to a pledgee, donee, transferee or other successor-in-interest, we may be required to file a prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part.
          In the following table, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and includes voting or investment power with respect to shares. Except as otherwise indicated in the footnotes below, we believe that each of the selling stockholders named in this table has sole voting and investment power over the shares of our common stock indicated.
          In determining the number of shares of our common stock beneficially owned by a selling stockholder and the percentage ownership of such selling stockholder, we include any shares as to which the selling stockholder has sole or shared voting power or investment power. In addition, any shares subject to warrants, options or other convertible securities held by such selling stockholder that are immediately exercisable or exercisable within 60 days of June 24, 2008, including the warrants issued in the private placement, are considered outstanding and beneficially owned by a selling stockholder who holds those warrants, options or other convertible securities for the purpose of computing the percentage ownership of that selling stockholder but are not treated as outstanding for the purpose of computing the percentage ownership of any other selling stockholder.

	Number of
	Shares		Number of
	Beneficially		Shares		Shares Owned After
	Owned Prior		Registered for		Sale of Registered
Selling Stockholders	to Offering (1)		Sale (2)		Shares (1)(2)
					Number	Percentage(3)
Caduceus Private Investments III, LP(a)	6,603,774	(4)	6,603,774	(4)	0	*
OrbiMed Associates III, LP(b)	62,893	(5)	62,893	(5)	0	*
Sprout Capital VII, L.P.(c)	1,003,079	(6)	172,642	(6)	830,437	1.8%
Sprout Capital VIII, L.P.(c)	2,546,276	(7)	438,242	(7)	2,108,034	4.5%
Sprout Capital IX, L.P.(c)	2,850,078	(8)	490,531	(8)	2,359,547	5.1%
Sprout CEO Fund, L.P.(c)	11,674	(9)	2,008	(9)	9,666	*
Sprout Entrepreneurs Fund, L.P.(c)	11,356	(10)	1,954	(10)	9,402	*
Sprout Venture Capital, L.P.(c)	152,819	(11)	26,302	(11)	126,517	*
Sprout IX Plan Investors, L.P.(c)	135,357	(12)	23,296	(12)	112,061	*
Sprout Plan Investors, L.P.(c)	57,015	(13)	9,812	(13)	47,203	*
DLJ ESC II, L.P.(c)	163,644	(14)	28,164	(14)	135,480	*
DLJ Capital Corporation(c)	208,560	(15)	33,715	(15)	174,845	*
MFS Variable Insurance Trust, on behalf of one of its series, MFS Core Equity Series (VVSK)(d)	121,936	(16)	40,596	(16)	81,340	*
MFS Variable Insurance Trust II, on behalf of one of its series, MFS Core Equity Portfolio (RGS)(d)	246,127	(17)	81,857	(17)	164,270	*
MFS Series Trust I, on behalf of one of its series, MFS Core Equity Fund (RGI)(d)	1,240,790	(18)	410,880	(18)	829,910	1.8%
Deerfield Special Situations Fund International Limited(e)	1,525,282	(19)	630,692	(19)	894,590	1.9%
Deerfield Special Situations Fund, L.P.(e)	828,558	(20)	342,616	(20)	485,942	1.0%

	Number of
	Shares		Number of
	Beneficially		Shares		Shares Owned After
	Owned Prior		Registered for		Sale of Registered
Selling Stockholders	to Offering (1)		Sale (2)		Shares (1)(2)
					Number	Percentage(3)
Deerfield Private Design International, LP(e)	329,056	(21)	329,056	(21)	0	*
Deerfield Private Design Fund, LP(e)	204,303	(22)	204,303	(22)	0	*
Cross Creek Capital Employees’ Fund, L.P.(f)	44,691	(23)	40,565	(23)	4,126	*
Cross Creek Capital, L.P.(f)	454,753	(24)	412,769	(24)	41,984	*
Redmile Capital Fund, LP(g)	285,620	(25)	147,440	(25)	138,180	*
Redmile Capital Offshore Fund, Ltd.(g)	281,196	(26)	143,770	(26)	137,426	*
Redmile Capital Offshore Fund II, Ltd.(g)	308,827	(27)	162,124	(27)	146,703	*
BVCF IV, L.P.	893,569	(28)	146,666	(28)	746,903	1.6%
Crosslink Crossover Fund V, LP(h)	587,168	(29)	125,166	(29)	462,002	1.0%
Crosslink Emerging Growth Fund, LP(h)	88,583	(30)	18,883	(30)	69,700	*
Crosslink Crossover Fund IV, LP(h)	160,295	(31)	34,170	(31)	126,125	*
Delta Growth Fund, LP(h)	102,182	(32)	21,782	(32)	80,400	*
HSMR Advisors, LLC	361,666	(33)	146,666	(33)	215,000	*
Broadfin Healthcare Master Fund, Ltd.	333,333	(34)	133,333	(34)	200,000	*
TOTALS	22,204,460		11,466,667		10,737,793	22.2%

*	Less than one percent

(1)	“Prior to the Offering” means prior to the offering by the selling stockholders of the securities registered under this prospectus for resale and assumes full exercise of all warrants held by the selling stockholders.

(2)	Assumes that the selling stockholders dispose of all the shares of common stock covered by this prospectus and does not acquire or dispose of any additional shares of common stock.

(3)	The percentage of shares beneficially owned is based on 46,356,011 shares of our common stock outstanding immediately after the second closing of the private placement (based upon 42,356,011 shares of common stock outstanding as of June 24, 2008).

(4)	Includes 1,100,629 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(5)	Includes 10,482 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(6)	Includes 28,774 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(7)	Includes 73,040 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(8)	Includes 81,755 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(9)	Includes 335 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(10)	Includes 326 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(11)	Includes 4,384 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(12)	Includes 3,883 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(13)	Includes 1,635 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(14)	Includes 4,694 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(15)	Includes 5,619 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(16)	Includes 6,766 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(17)	Includes 13,643 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(18)	Includes 68,480 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(19)	Includes 105,115 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(20)	Includes 57,103 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(21)	Includes 54,843 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(22)	Includes 34,050 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(23)	Includes 6,761 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(24)	Includes 68,795 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(25)	Includes 24,573 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(26)	Includes 23,962 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(27)	Includes 27,021 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(28)	Includes 24,444 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable. The registrant has been advised by the selling stockholder that Adams Street Partners, LLC is the administrative member of BVCF IV, L.P. and Mr. Thomas D. Berman is a partner of Adams Street Partners, LLC, who may be deemed to have voting and investment control over shares held by the selling stockholder. Mr. Berman disclaims beneficial ownership of shares held by the selling stockholder except to the extent of his proportionate pecuniary interest therein.

(29)	Includes 20,861 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(30)	Includes 3,147 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(31)	Includes 5,695 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(32)	Includes 3,630 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable.

(33)	Includes 24,444 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable. The registrant has been advised by the selling stockholder that HSMR Advisors, LLC and Richard van den Broek share voting and dispositive power with respect to these shares.

(34)	Includes 22,222 shares of common stock issuable upon exercise of a warrant held by the selling stockholder that is immediately exercisable. The registrant has been advised by the selling stockholder that Kevin Kotler has voting and investment power over the shares held by Broadfin Healthcare Master Fund, Ltd.
(a) The registrant has been advised by the selling stockholder that OrbiMed Capital GP III LLC is the general partner of Caduceus and may be deemed to beneficially own the shares held by the selling stockholder and share the voting and investment power with the selling stockholder. In addition, Mr. Samuel D. Isaly is the owner of a controlling interest in OrbiMed Capital GP III LLC. Thus, OrbiMed Capital GP III LLC and Mr. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by the selling stockholder and share the voting and investment power with the selling stockholder.
(b) The registrant has been advised by the selling stockholder that OrbiMed Advisors LLC is the General Partner of the selling stockholder and may be deemed to beneficially own the shares held by the selling stockholder and share the voting and investment power with the selling stockholder. In addition, Mr. Samuel D. Isaly is the owner of a controlling interest in OrbiMed Advisors LLC. Thus, OrbiMed Advisors LLC and Mr. Isaly may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the shares held by the selling stockholder and share the voting and investment power with the selling stockholder.
(c) The registrant has been advised that Credit Suisse and its affiliates, the Sprout Entities, may be deemed to beneficially own the shares held by the selling stockholder and share the voting and investment power with the selling stockholder. Dr. Philippe O. Chambon, the chairman of our board, is a managing director of New Leaf Venture Partners, L.L.C, or NLVP, and is a limited partner of DLJ Associates IX, L.P., which is a general partner of Sprout Capital IX, L.P. NLVP has entered into a sub-management agreement with DLJ Capital Corporation, or DLJCC, whereby NLVP and its principals, including Dr. Chambon, provide DLJCC with investment management services on the investments held by various of the Sprout Entities. Dr. Chambon expressly disclaims beneficial ownership of the shares held by the selling stockholders except to the extent of his pecuniary interest therein. The registrant has been advised that the selling stockholders are affiliates of a broker-dealer, acquired the securities to be resold in the ordinary course of business and did not, at the time of the acquisition of such securities, have any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities.
(d) The registrant has been advised that these selling stockholders have appointed Massachusetts Financial Services Company, d/b/a MFS Investment Management (‘‘MFS’’) as their investment adviser. As investment adviser, MFS has sole voting and investment power over all of the shares beneficially held by these selling stockholders. As of June 30, 2008, MFS or a subsidiary of MFS, as investment adviser and not beneficially, also had sole or shared voting and/or investment power over 2,316,630 shares of NxStage Medical, Inc. common stock on behalf of other mutual funds and other client accounts for which MFS or a subsidiary of MFS act as investment adviser.
(e) The registrant has been advised that Deerfield Management Co. and its affiliated entities (“Deerfield”) may be deemed to beneficially own the shares held by the selling stockholder and share the voting and investment power with the selling stockholder. In addition, Mr. James E. Flynn holds controlling interests in all Deerfield entities and may be deemed to beneficially own the shares held by the selling stockholder and share the voting and investment power with the selling stockholder.

(f) The registrant has been advised that Cross Creek Capital L.P. and Cross Creek Capital Employees’ Fund, L.P. are affiliated entities. In addition, Wasatch Advisors, Inc. is the sole member of Cross Creek Capital, LLC, which is the general partner of both Cross Creek Capital, L.P. and Cross Creek Capital Employees’ Fund, L.P. Wasatch Advisors, Inc., through a four-person investment committee, has voting and dispositive authority over the shares held by Cross Creek Capital L.P., and Cross Creek Capital Employees’ Fund, L.P. Decisions by the investment committee are made by a vote of a majority of its members. Karey Barker, Sam Stewart, Robert Gardiner and Greg Bohlen are the members of the investment committee and each disclaims beneficial ownership of these shares, except to the extent of their pecuniary interest therein.
(g) The registrant has been advised by the selling stockholder that these shares are indirectly beneficially owned by Redmile Group, LLC. Redmile Group, LLC is a Delaware limited liability company and is registered with the Securities and Exchange Commission (SEC) as Registered Investment Adviser. Redmile Group, LLC is the Investment Manager to each of the pooled investment vehicles; Redmile Capital Fund, LP, Redmile Capital Offshore Fund, Ltd., and Redmile Capital Offshore Fund II, Ltd. Shares held by Redmile Capital Fund, LP are also indirectly beneficially owned by its General Partner, Redmile Group (GP), LLC, a Delaware limited liability company. As such, Redmile Group, LLC, and where applicable, Redmile Group (GP), LLC, shares the voting and investment power with the selling stockholder.
(h) The registrant has been advised by each of these selling stockholders that these shares are indirectly beneficially owned by Crosslink Capital, Inc., a Delaware corporation (“Crosslink”) registered with the SEC as an investment adviser, as the investment adviser to that selling stockholder. The shares being sold by Crosslink Crossover Fund V, L.P., also are indirectly beneficially owned by its general partner, Crossover Fund V Management, L.L.C., a Delaware limited liability company. The shares being sold by Crosslink Emerging Growth Fund, L.P. and Delta Growth Fund, L.P. also are indirectly beneficially owned by Delta Growth Management, LLC, a Delaware limited liability company that is the general partner of each of those selling stockholders. The shares being sold by Crosslink Crossover Fund IV, L.P. are also indirectly beneficially owned by its general partner, Crossover Fund IV Management, L.L.C, a Delaware limited liability company. The control person of Crosslink and each selling stockholder’s general partner is Michael J. Stark. As such, Crosslink, each selling stockholder’s general partner and Mr. Stark share voting and dispositive power over such shares.

PLAN OF DISTRIBUTION
     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:
•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	an over-the-counter distribution in accordance with the rules of The Nasdaq Global Market;

•	in privately negotiated transactions;

•	in options transactions;

•	to or through underwriters;

•	through dealers or agents;

•	a block trade in which the broker or dealer so engaged will attempt to sell the securities as an agent but may position and resell a portion of the block as a principal to facilitate the transaction;

•	through a combination of these methods; and

•	by any other legally available means.
     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.
     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with the distributions of shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholder. The selling stockholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     In effecting sales, underwriters, broker-dealers or agents engaged by the selling stockholders may arrange for other underwriters or broker-dealers to participate. Underwriters, broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale. Such discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary on the types of transactions involved.
     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Some of the underwriters or deemed underwriters or agents and their associates may be customers of, engage in transactions with, and perform services for us in the ordinary course of business.
     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act, apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act of 1933, as amended, or the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
     We will pay all expenses of the registration of the shares of common stock pursuant to the Securities Purchase Agreements, including, without limitation, U.S. Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholders will pay all underwriting discounts, commissions and concessions and brokers’ or agents’ commissions and concessions or selling commissions and concessions, if any. We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act. Underwriters, dealers and agents may be entitled to indemnification by us and the selling stockholders against specific civil liabilities, including liabilities under the Securities Act or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements. The terms of any indemnification provisions will be set forth in a prospectus supplement.
     We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) such time as all of the shares covered by this prospectus may be sold pursuant to Rule 144(b) without volume restrictions, or (2) such time as all of the shares covered by this prospectus have been publicly sold. Notwithstanding the foregoing obligations, we may, under specified circumstances, suspend the use of the registration statement, or any amendment or supplement thereto.
LEGAL MATTERS
     The validity of the shares offered by this prospectus has been passed upon by O’Melveny & Myers LLP.
EXPERTS
     The consolidated financial statements of NxStage Medical, Inc. appearing in NxStage Medical, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007, and the effectiveness of NxStage Medical, Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC’s Internet site at www.sec.gov.
     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     The SEC requires us to “incorporate” into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes previously filed information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering.
•	our Annual Report filed on Form 10-K for the fiscal year ended December 31, 2007 filed with the SEC on March 7, 2008;

•	our Quarterly Reports filed on Form 10-Q for the quarterly period ended March 31, 2008 filed with the SEC on May 12, 2008 and for the quarterly period ended June 30, 2008 filed with the SEC on August 8, 2008;

•	our Current Reports on Form 8-K filed with the SEC on April 2, 2008, May 8, 2008, May 23, 2008, July 24, 2008 and August 5, 2008.

•	any other filings we make pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement; and

•	the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on October 7, 2005.
     Notwithstanding the foregoing, unless specifically stated otherwise, none of the information that we disclose under Items 2.02 and 7.01 of any Current Report on Form 8-K that we may furnish from time to time to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.
     A statement contained in a document incorporated by reference into this prospectus shall be deemed to be modified or superceded for purposes of this prospectus to the extent that a statement contained in this prospectus, any prospectus supplement or in any other subsequently filed document which is also incorporated in this prospectus modifies or replaces such statement. Any statements so modified or superceded shall not be deemed, except as so modified or superceded, to constitute a part of this prospectus.
     You may request a copy of these documents, which will be provided to you at no cost, by writing or telephoning us using the following contact information:
NxStage Medical, Inc.
439 S. Union Street, 5th Floor
Lawrence, Massachusetts 01843
(978) 687-4700